UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885102

(CUSIP Number)

Christopher M. Lal

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 886885102

1.	Name of Reporting Person: Hezy Shaked
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 14,441,552
	8.	Shared Voting Power: 770,611
	9.	Sole Dispositive Power: 9,518,405
	10.	Shared Dispositive Power: 770,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,212,163
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 53.3%
14.	Type of Reporting Person: IN

CUSIP No.: 886885102

1.	Name of Reporting Person: Tilly Levine
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States, Israel
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 888,772
	9.	Sole Dispositive Power: 4,923,147
	10.	Shared Dispositive Power: 888,772
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,811,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 20.4%
14.	Type of Reporting Person: IN

CUSIP No.: 886885102

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 444,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 444,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 444,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 1.6%
14.	Type of Reporting Person: OO (trust)

CUSIP No.: 886885102

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 444,386
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 444,386
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 444,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 1.6%
14.	Type of Reporting Person: OO (trust)

CUSIP No.: 886885102

1.	Name of Reporting Person: Reid Investments, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 770,611
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 770,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 2.7%
14.	Type of Reporting Person: OO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tilly’s Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 10 Whatney, Irvine, California 92618.

Item 2.	Identity and Background

(a)	This Statement is filed by the following (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Hezy Shaked

(ii)	Tilly Levine

(iii)	Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer (“Trust I”)

(iv)	Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz (“Trust II”); and

(v)	Reid Investments, LLC (the “LLC”).

(b)	This principal business office for each of the Reporting Persons is 10 Whatney, Irvine, CA 92618.

(c)	Mr. Shaked serves as the Executive Chairman and Chief Strategy Officer for the Issuer. Ms. Levine serves as the Vice President of Vendor Relations for the Issuer. The LLC is principally engaged in the business of holding securities of various entities, including the Issuer, and other assets in which Mr. Shaked, Ms. Levine and their children invest.

(d)-(e)	During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Shaked and Ms. Levine are citizens of the United States of America and Israel. Trust I and Trust II were formed in the State of California. The LLC is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

On September 2, 2014, the HS Annuity Trust dated August 6, 2010 (the “HS Annuity Trust”) and the TL Annuity Trust dated August 6, 2010 (the “TL Annuity Trust”), for which immediate family members of Mr. Shaked and Ms. Levine were trustees and the beneficiaries, terminated in accordance with their respective terms. As a result of the termination, in accordance with their respective terms, and in each case, for no consideration:

(i)	the HS Annuity Trust distributed 768,405 shares of Class B common stock, par value $0.001 (“Class B Common Stock”) of the Issuer to the HS Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power;

(ii)	the TL Annuity Trust distributed 768,405 shares of Class B Common Stock to The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine;

(iii)	the TL Annuity Trust distributed 449,386 shares of Class B Common Stock to Trust I; and

(iv)	the TL Annuity Trust distributed 449,386 shares of Class B Common Stock to Trust II (collectively, the “Distributions”).

Item 4.	Purpose of Transaction

The Distributions were made to the Reporting Persons as described in Item 3 of this Statement for estate planning purposes. No consideration was paid by the any of the Reporting Persons for the Distributions. The Reporting Persons hold the securities reported herein for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As officers and co-founders of the Issuer, Mr. Shaked and Ms. Levine may engage in discussions with management, the board of directors, shareholders of the Issuer and other relevant parties with regard to the management and policies of the Issuer. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

10b5-1 Plans

Each of The Tilly Levine Separate Property Trust ,Trust I, Trust II and the LLC entered into a separate stock trading plan on March 23, 2015 in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (each, a “Current 10b5-1 Plan”), pursuant to which each of The Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC, respectively, may sell a certain number of shares of the Issuer’s Class A Common Stock (which would be converted at the time of sale, on a one-to-one basis, from Class B Common Stock held by such Reporting Person) in specified amounts at market prices subject to specified limitations. Each of the Current 10b5-1 Plans for The Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC expires on the earlier of (1) June 28, 2016, June 2, 2016, June 2, 2016 and June 9, 2016, respectively, or (2) the sale of all of the shares specified under the respective Current 10b5-1 Plan.

The Tilly Levine Separate Property Trust previously entered into a stock trading plan on April 2, 2014 in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Prior 10b5-1 Plan” and, together with the Current 10b5-1 Plans, the “10b5-1 Plans”), pursuant to which The Tilly Levine Separate Property Trust was permitted to sell a certain number of shares of the Issuer’s Class A Common Stock (which would have been converted at the time of sale, on a one-to-one basis, from Class B Common Stock held by The Tilly Levine Separate Property Trust) in specified amounts at market prices subject to specified limitations. The Prior 10b5-1 Plan expired on March 17, 2015.

Voting Trust Agreement

Pursuant to a voting trust agreement, dated June 30, 2011, by and between Mr. Shaked and Ms. Levine (individually and as trustee for The Tilly Levine Separate Property Trust), as amended December 4, 2012 (the “Voting Trust Agreement”), Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the shares of Class A Common Stock and Class B Common Stock held by The Tilly Levine Separate Property Trust.

The descriptions contained in this Statement of the 10b5-1 Plans and the Voting Trust Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement or form of agreement, as applicable, which are filed as exhibits to this Statement and are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except as stated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based upon 12,305,036 shares of Class A Common Stock outstanding as of December 4, 2015, as reported in the Issuer’s most recent Form 10-Q filed on December 8, 2015. The information set forth below assumes the conversion of all shares of Class B Common Stock into Class A Common Stock on a one-for-one basis. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Hezy Shaked	15,212,163	(1)	53.3%	14,441,552	770,611	9,518,405	770,611

Tilly Levine	5,811,919	(2)	20.4%	0	888,772	4,923,147	888,772

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer	444,386		1.6%	0	444,386	0	444,386

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz	444,386		1.6%	0	444,386	0	444,386

Reid Investments, LLC	770,611		2.7%	0	770,611	0	770,611

(1)	Includes (a) 9,468,405 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power, (b) 4.923,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine, (c) 770,611 shares of Class A Common Stock held by the LLC, for which Mr. Shaked serves as sole manager with sole voting and investment control over the securities held thereby, (d) 25,000 shares of Class A Common Stock underlying an option granted to Mr. Shaked that vested and became exercisable on March 24, 2015, and (e) 25,000 shares of Class A Common Stock underlying that same option that will vest and become exercisable on March 24, 2016. See Item 6.

(2)	Includes (a) 4,923,147 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust of which Ms. Levine is the sole trustee and beneficiary (the “Levine Shares”), and (b) 444,386 shares of Class B Common Stock held by each of Trust I and Trust II, of which Ms. Levine is trustee (888,772 shares in total). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. See Item 6.

(c)	The Distributions described in Item 3 of this Statement are incorporated herein by reference. Except for the Distributions, none of the Reporting Persons has effected any transactions in the common stock of the Issuer in the 60 days prior to the filing of this Statement or in the 60 days prior to September 2, 2014.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement relating to the 10b5-1 Plans and the Voting Trust Agreement is hereby incorporated by reference into this Item 6.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Tilly Levine Voting Trust Agreement, dated June 30, 2011, by and between Hezy Shaked and Tilly Levine

2	First Amendment to the Tilly Levine Voting Trust Agreement, dated December 4, 2012, by and between Hezy Shaked and Tilly Levine

3	Form of 10b5-1 Plan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

/s/ Hezy Shaked
Hezy Shaked

/s/ Tilly Levine
Tilly Levine

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer

/s/ Tilly Levine
Tilly Levine Trustee

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz

/s/ Tilly Levine
Tilly Levine
Trustee

Reid Investments, LLC
a Delaware limited liability company

/s/ Hezy Shaked
Hezy Shaked
Manager